Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business/Financial Editors:
            Jaguar Mining Reports Q2 2009 Earnings

            <<
            Record Net Income of $0.12/share and Operating Cash Flow of $12.0 Million

            JAG - TSX/NYSE
            >>

            CONCORD, NH, Aug. 10 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE, JAG.NT: TSX) reports its financial and operational results for the period ended June 30, 2009. All figures are in U.S. dollars.

            <<
            Q2 2009 Highlights

            -   Q2 2009 net income of $9.7 million or $0.12 per basic and fully diluted share compared to a net loss of $0.4 million or $0.01 per basic and fully diluted share in Q2 2008. Net income for Q2 2009 benefitted from a 51% increase in the number of ounces of gold sold during the quarter and foreign exchange gains attributable to the
                Company's treasury management program.
            -   Q2 2009 gold sales rose to 35,561 ounces at an average price of $922 per ounce yielding revenue of $32.8 million compared to Q2 2008 gold sales of 23,537 ounces at an average price of $900 per ounce and revenue of $21.2 million. This represents a 55% increase in gold sales revenue.
            -   Q2 2009 gold production totaled 40,758 ounces at an average cash operating cost of $466 per ounce compared to 20,782 ounces at an average cash operating cost of $455 per ounce during the same period last year, a production increase of 96% (see Non-GAAP Performance
                Measures).
            -   Q2 2009 gross profit increased to $9.1 million from $6.0 million in
                Q2 2008, a gross profit increase of 52%.
            -   Q2 2009 cash provided by operating activities totaled $12.0 million compared to negative $1.2 million in Q2 2008.
            -   Jaguar invested $20.1 million in growth projects in Q2 2009, down 33%
                from the $29.8 million invested in Q2 2008.
            -   As of June 30, 2009 the Company held cash and cash equivalents of approximately $82.3 million, including $3.1 million of restricted cash. Restricted cash was required to maintain a facility for forward currency hedging.
            -   Overall, Q2 2009 gold production was on target with the Company's
                2009 Plan. Despite higher than planned costs, the Company's actual Q2
                2009 cash operating margin (see Non-GAAP Performance Measures) of
                $456 per ounce slightly exceeded the Company's expected cash operating margin of $450 per ounce. Higher than planned gold realizations more than offset the increase in cash operating costs.
            >>

            Commenting on the Q2 2009 results, Daniel R. Titcomb, Jaguar's President and CEO stated, "Our strong second quarter financial performance is another indication that Jaguar's focused effort continues to build shareholder value by growing our operations in tandem with sound financial management. As we continue with our organic growth initiatives, including the Phase I expansion of the Turmalina operation and the build-out of the Caete Project, we believe our financial performance will steadily gain, including operating cash flow and earnings."

            <<
            1st Half 2009 Highlights

            -   For the six months ended June 30, 2009 net income of $14.5 million or
                $0.20 per basic share and $0.19 per fully diluted share compared to net income of $0.5 million or $0.01 per basic and fully diluted share for the same period in 2008. Net income during the first six months of 2009 benefitted from a 63% increase in the number of ounces of gold sold during the quarter as well as foreign exchange gains.
            -   First half 2009 gold sales rose to 71,440 ounces at an average price of $925 per ounce yielding revenue of $66.1 million compared to gold sales of 43,880 ounces at an average price of $911 per ounce and revenue of $40.0 million for the same period in 2008.
            -   First half 2009 gold production totaled 73,627 ounces of gold at an average cash operating cost of $440 per ounce compared to 42,195 ounces at an average cash operating cost of $442 per ounce during the same period last year (see Non-GAAP Performance Measures).
            -   Gross profit for the six months ended June 30, 2009 increased to
                $20.4 million from $13.3 million during the same period in 2008.
            -   Cash provided by operating activities during the first half of 2009 totaled $17.9 million compared to negative $3.4 million during the first half of 2008.
            -   Invested $25.6 million in growth projects during the first half of
                2009, down from the $55.6 million invested during the same period in
                2008.
            -   Achieved underground development targets of 6.4 km for the six months ended June 30, 2009.
            -   On-schedule for the Turmalina expansion and primary installations at the Caete Project.

            Summary of Key Operating Results

            The following is a summary of key operating results.

                                  ---------------------------------------------------
                                      Three Months Ended        Six Months Ended
                                           June 30                   June 30
                                  ---------------------------------------------------
                                      2009         2008         2009         2008
                                  ---------------------------------------------------
            (unaudited)
            ($ in 000s, except
             per share amounts)
            Gold sales            $    32,786  $    21,187  $    66,072  $    39,984
            Ounces sold                35,561       23,537       71,440       43,880
            Average sales price
             $ / ounce                    922          900          925          911
            Gross profit                9,111        6,013       20,405       13,349
            Net income (loss)           9,724         (351)      14,483          487
            Basic earnings (loss)
             per share                   0.12        (0.01)        0.20         0.01
            Diluted earnings
             (loss) per share            0.12        (0.01)        0.19         0.01
            Weighted avg. (number sign)
             of shares outstanding
             - basic               77,957,007   64,161,622   73,315,017   61,796,255
            Weighted avg. (number sign)
             of shares outstanding
             - diluted             79,787,135   64,161,622   74,685,075   65,311,115

            Additional details are available in the Company's filings on SEDAR and
EDGAR, including Management's Discussion and Analysis of Financial Condition
and Results of Operations and Interim Consolidated Financial Statements for
the period ended June 30, 2009.

            2009 Outlook

            The Company's 2009 production and cash operating cost estimates are as follows:

            -------------------------------------------------------------------------
                             Actual       Estimated     Actual  Estimated  Estimated
            -------------------------------------------------------------------------
            Operation      1st Half         FY 2009   1st Half   2nd Half    FY 2009
                               2009                       2009       2009
                        -------------------------------------------------------------
                         Production      Production       Cash       Cash       Cash
                                                     Operating  Operating  Operating
                                                          Cost       Cost       Cost
                        -------------------------------------------------------------
                                (oz)            (oz)     ($/oz)     ($/oz)     ($/oz)
            -------------------------------------------------------------------------
            Turmalina        38,638   85,000-90,000       $377   $369-409   $373-395
            -------------------------------------------------------------------------
            Paciencia        30,037   65,000-70,000       $490   $355-394   $417-435
            -------------------------------------------------------------------------
            Sabara            4,952          15,000       $628   $587-653   $601-641
            -------------------------------------------------------------------------
            Total            73,627  165,000-175,000      $440   $388-430   $411-426
            -------------------------------------------------------------------------
            Note:  Estimated 2nd Half 2009 cash operating costs based on R$2.0 to
                   R$1.8 per $1.00.
                   FY2009 cash operating cost estimate includes 1st Half actual based on average of R$2.20 per $1.00
            >>

            Non-GAAP Performance Measures

            The Company has included the non-GAAP performance measures discussed below in this press release. These non-GAAP performance measures do not have any standardized meaning prescribed by Canadian GAAP ("GAAP") and, therefore, may not be comparable to similar measures presented by other companies. The
Company believes that, in addition to conventional measures prepared in accordance with GAAP, these non-GAAP measures provide investors with additional information that will better enable them to evaluate the Company's performance. Accordingly, these Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
            The Company has included cash operating cost per ounce processed and cash operating margin per ounce because it believes these figures are a useful indicator of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines.
The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are set out in the following tables.

            <<
                                                           --------------------------
                                                           Three Months   Six Months
                                                             Ended June   Ended June
            Cash Operating Margin per oz of gold               30, 2009     30, 2009
                                                           --------------------------
            Average sales price per oz of gold              $       922  $       925
              less
            Cost per oz of gold produced                            466          440
              equals
            Cash operating margin per oz of gold            $       456  $       485

                                                           --------------------------
            Summary of Cash Operating Cost per tonne       Three Months   Six Months
             processed                                       Ended June   Ended June
                                                               30, 2009     30, 2009
                                                           --------------------------
            Production costs per statement of operations(1) $17,535,000  $33,517,000
            Change in inventory(2)                              850,000   (1,436,000)
            Operational cost of gold produced(3)             18,385,000   32,081,000
              divided by
            Tonnes processed                                    415,011      689,921
              equals
            Cost per tonne processed                        $     44.30  $     46.50

                                                           --------------------------
            Turmalina Cash Operating Cost per tonne        Three Months   Six Months
             processed                                       Ended June   Ended June
                                                               30, 2009     30, 2009
                                                           --------------------------
            Production costs                                $ 7,626,000  $15,347,000
            Change in inventory(2)                              327,000     (677,000)
            Operational cost of gold produced(3)              7,953,000   14,670,000
              divided by
            Tonnes processed                                    135,843      256,016
              equals
            Cost per tonne processed                        $     58.60  $     57.30

                                                           --------------------------
            Paciencia Cash Operating Cost per tonne        Three Months   Six Months
             processed                                       Ended June   Ended June
                                                               30, 2009     30, 2009
                                                           --------------------------
            Production costs                                $ 8,380,000  $15,581,000
            Change in inventory(2)                           (1,202,000)  (1,397,000)
            Operational cost of gold produced(3)              7,178,000   14,184,000
              divided by
            Tonnes processed                                    145,146      299,883
              equals
            Cost per tonne processed                        $     49.50  $     47.30

                                                           --------------------------
            Sabara Cash Operating Cost per tonne           Three Months   Six Months
             processed                                       Ended June   Ended June
                                                               30, 2009     30, 2009
                                                           --------------------------
            Production cost                                 $ 1,529,000  $ 2,589,000
            Change in inventory(2)                            1,725,000      638,000
            Operational cost of gold produced(3)              3,254,000    3,227,000
              divided by
            Tonnes processed                                    134,022      134,022
              equals
            Cost per tonne processed                        $     24.30  $     24.10

                                                           --------------------------
            Summary of Cash Operating Cost per oz of gold  Three Months   Six Months
             produced                                        Ended June   Ended June
                                                               30, 2009     30, 2009
                                                           --------------------------
            Production costs per statement of operations(1) $17,535,000  $33,517,000
            Change in inventory(2)                            1,458,000   (1,121,000)
            Operational cost of gold produced(3)             18,993,000   32,396,000
              divided by
            Gold produced (oz)                                   40,758       73,627
              equals
            Cost per oz of gold produced                    $       466  $       440

                                                           --------------------------
            Turmalina Plant Cash Operating Cost per oz     Three Months   Six Months
             produced                                        Ended June   Ended June
                                                               30, 2009     30, 2009
                                                           --------------------------
            Production costs                                $ 7,626,000  $15,347,000
            Change in inventory(2)                              406,000     (779,000)
            Operational cost of gold produced(3)              8,032,000   14,568,000
              divided by
            Gold produced (oz)                                   19,868       38,637
              equals
            Cost per oz of gold produced                    $       404  $       377

                                                           --------------------------
            Paciencia Plant Cash Operating Cost per oz     Three Months   Six Months
             produced                                        Ended June   Ended June
                                                               30, 2009     30, 2009
                                                           --------------------------
            Production costs                                $ 8,380,000  $15,581,000
            Change in inventory(2)                             (554,000)    (863,000)
            Operational cost of gold produced(3)              7,826,000   14,718,000
              divided by
            Gold produced (oz)                                   15,939       30,037
              equals
            Cost per oz of gold produced                    $       491  $       490

                                                           --------------------------
            Sabara Cash Operating Cost per oz              Three Months   Six Months
             produced                                        Ended June   Ended June
                                                               30, 2009     30, 2009
                                                           --------------------------
            Production costs                                $ 1,529,000  $ 2,589,000
            Change in inventory(2)                            1,606,000      521,000
            Operational cost of gold produced(3)              3,135,000    3,110,000
              divided by
            Gold produced (oz)                                    4,952        4,952
              equals
            Cost per oz of gold produced                    $       633  $       628

            (1) Production costs do not include cost of goods sold adjustment of approximately $1.0 million for the three months ended June 30, 2009 and $2.1 million for the six months ended June 30, 2009.

            (2) Under the Company's revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

            (3) The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

            The following tables are included in Jaguar's audited financial statements as filed on SEDAR and readers should refer to those filings for the associated footnotes which are an integral part of the tables.

            Interim Consolidated Balance Sheets
            (Expressed in thousands of U.S. dollars)

            -------------------------------------------------------------------------
                                                                June 30, December 31,
                                                                   2009         2008
            -------------------------------------------------------------------------
                                                             (unaudited)
            Assets
            Current assets:
              Cash and cash equivalents                     $    79,220  $    20,560
              Inventory                                          24,221       19,946
              Prepaid expenses and sundry assets                  6,821        5,351
            -------------------------------------------------------------------------
                                                                110,262       45,857

              Prepaid expenses and sundry assets                 37,255       26,164
              Net smelter royalty                                 1,006        1,006
              Restricted cash                                     3,107        3,106
              Property, plant and equipment                     156,266      148,422
              Mineral exploration projects                       86,015       79,279

            -------------------------------------------------------------------------
                                                            $   393,911  $   303,834
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Liabilities and Shareholders' Equity
            Current liabilities:
              Accounts payable and accrued liabilities      $    18,044  $    13,416
              Notes payable                                       5,332        4,319
              Income taxes payable                               10,342        8,626
              Asset retirement obligations                        1,101        1,337
              Unrealized foreign exchange losses                      -        2,421
            -------------------------------------------------------------------------
                                                                 34,819       30,119

              Deferred compensation liability                     2,672          434
              Notes payable                                      71,602       69,729
              Future income taxes                                 2,483            -
              Asset retirement obligations                        7,162        6,828
            -------------------------------------------------------------------------
              Total liabilities                                 118,738      107,110

            Shareholders' equity
              Common shares                                     308,924      245,067
              Stock options                                      19,168       19,059
              Contributed surplus                                 1,167        1,167
              Deficit                                           (54,086)     (68,569)
            -------------------------------------------------------------------------
                                                                275,173      196,724
              Commitments
            -------------------------------------------------------------------------
                                                            $   393,911  $   303,834
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Interim Consolidated Statements of Operations and Comprehensive Income
            (Expressed in thousands of U.S. dollars, except per share amounts)

            (unaudited)

            -------------------------------------------------------------------------
                                 Three Months Three Months   Six Months   Six Months
                                        Ended        Ended        Ended        Ended
                                      June 30,     June 30,     June 30,     June 30,
                                         2009         2008         2009         2008
            -------------------------------------------------------------------------
            Gold sales               $ 32,786     $ 21,187     $ 66,072     $ 39,984
            Production costs          (18,568)     (12,795)     (35,651)     (22,141)
            Stock-based compensation     (155)           -         (181)           -
            Depletion and amortization (4,952)      (2,379)      (9,835)      (4,494)
            -------------------------------------------------------------------------
            Gross profit                9,111        6,013       20,405       13,349
            -------------------------------------------------------------------------

            Operating expenses:
              Exploration                 691        1,037        1,330        1,849
              Stock-based compensation  1,090          219        2,084          493
              Administration            4,059        2,897        7,821        5,915
              Management fees             278          186          802          375
              Amortization                114           53          216          107
              Accretion expense           192           65          380          135
              Other                       141         (578)         895          416
            -------------------------------------------------------------------------
              Total operating expenses  6,565        3,879       13,528        9,290
            -------------------------------------------------------------------------

            Income before the following 2,546        2,134        6,877        4,059
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Loss on forward derivatives     -            -            -          318
            Gain on forward foreign
             exchange derivatives        (540)      (1,191)        (827)      (1,584)
            Foreign exchange gain     (10,414)      (5,691)     (12,992)      (7,939)
            Interest expense            2,650        3,088        4,864        7,158
            Interest income            (1,251)      (1,457)      (1,750)      (2,702)
            Gain on disposition of
             property                    (455)           -         (915)           -
            Other non-operating
             expenses (recovery)            -         (313)         741         (371)
            -------------------------------------------------------------------------
            Total other expenses
             (recoveries)             (10,010)      (5,564)     (10,879)      (5,120)

            Income before income
             taxes                     12,556        7,698       17,756        9,179
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Income taxes
              Current income taxes        349        1,840          790        4,221
              Future income taxes       2,483        6,209        2,483        4,471
            -------------------------------------------------------------------------
            Total income taxes          2,832        8,049        3,273        8,692
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Net income (loss) and
             comprehensive income
             (loss) for the period      9,724         (351)      14,483          487
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Basic net income (loss)
             per share                  $0.12       $(0.01)       $0.20        $0.01
            Diluted net income (loss)
             per share                  $0.12       $(0.01)       $0.19        $0.01

            Weighted average number
             of common shares
             outstanding - Basic   77,957,007   64,161,622   73,315,017   61,796,255
            Weighted average number
             of common shares
             outstanding - Diluted 79,787,135   64,161,622   74,685,075   65,311,115

            Interim Consolidated Statements of Cash Flows
            (Expressed in thousands of U.S. dollars)

            (unaudited)

            -------------------------------------------------------------------------
                                 Three Months Three Months   Six Months   Six Months
                                        Ended        Ended        Ended        Ended
                                      June 30,     June 30,     June 30,     June 30,
                                         2009         2008         2009         2008
            -------------------------------------------------------------------------

            Cash provided by (used in):
              Operating activities:
                Net income (loss)
                 and comprehensive
                 income (loss)       $  9,724     $   (351)    $ 14,483    $     487
                Items not involving
                 cash:
                  Unrealized foreign
                   exchange gain       (5,633)      (2,869)      (8,665)      (1,695)
                  Stock-based
                   compensation         1,245          219        2,265          493
                  Non-cash interest
                   expense                683          586        1,044        1,979
                  Accretion expense       192           65          380          135
                  Future income taxes   2,483        6,209        2,483        4,471
                  Depletion and
                   amortization         5,066        2,379       10,052        4,494
                  Amortization of net
                   smelter royalty          -           80            -          157
                  Unrealized loss
                   (gain) on foreign
                   exchange contracts    (880)        (535)      (2,421)         343
                Reclamation expenditure  (283)           -         (283)           -
            -------------------------------------------------------------------------
                                       12,597        5,783       19,338       10,864

            Change in non-cash
             operating working capital
              Accounts receivable           -       (2,021)           -       (7,800)
              Inventory                (2,860)      (1,752)      (3,164)      (2,371)
              Prepaid expenses and
               sundry assets           (4,605)      (4,387)      (4,879)      (8,139)
              Accounts payable and
               accrued liabilities      5,277         (621)       4,858          856
              Current taxes payable     1,547        1,840        1,717        3,164
            -------------------------------------------------------------------------
                                       11,956       (1,158)      17,870       (3,426)

            Financing activities:
              Issuance of common
               shares, special
               warrants and
               warrants, net              226          153       63,692      105,803
              Increase in restricted
               cash                        (1)           -           (1)           -
              Shares purchased for
               cancellation                 -       (2,780)           -       (3,442)
              Settlement of forward
               derivatives                  -            -            -      (14,500)
              Repayment of debt        (2,274)      (3,565)      (2,561)     (14,793)
              Increase in debt              -            -            -        3,867
            -------------------------------------------------------------------------
                                       (2,049)      (6,192)      61,130       76,935

            Investing activities
              Mineral exploration
               projects                (5,440)     (12,200)      (7,109)     (22,394)
              Purchase of property,
               plant and equipment    (14,640)     (17,574)     (18,538)     (33,229)
            -------------------------------------------------------------------------
                                      (20,080)     (29,774)     (25,647)     (55,623)

            Effect of foreign exchange
             on non-U.S. dollar
             denominated cash and
             cash equivalents           4,702        1,727        5,307       (2,322)
            Increase (decrease) in
             cash and cash equivalents (5,471)     (35,397)      58,660       15,564
            Cash and cash equivalents,
             beginning of period       84,691       96,672       20,560       45,711
            -------------------------------------------------------------------------
            Cash and cash equivalents,
             end of period           $ 79,220     $ 61,275     $ 79,220     $ 61,275
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Conference Call Details

            The Company will hold a conference call tomorrow, August 11 at 10:00 a.m.
ET, to discuss the results.

                            From North America: 800-218-5691
                            International:      213-416-2192
                            Replay:
                            From North America: 800-675-9924
                            International:      213-416-2185
                            Replay ID:          81109
                            Webcast:            www.jaguarmining.com
            >>

            A presentation will be available prior to the call on the Company's homepage at www.jaguarmining.com.

            About Jaguar Mining

            Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
93,000-acre land base in Minas Gerais and on an additional 182,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture. The
Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the
Company's website at www.jaguarmining.com.

            Forward Looking Statements

            Certain statements in this press release constitute "Forward-Looking
Statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995 and Canadian securities legislation. This press release contains Forward-Looking Statements, including statements concerning steadily gain of the Company's financial performance, including operating cash flow and earnings. Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual timing of commissioning, completion dates or use of proceeds to be materially different from any future results or performance expressed or implied by the
Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. These forward-looking statements represent the Company's views as of the date hereof. Subsequent events and developments could cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and
"RISK FACTORS" in the Company's Annual Information Form for the year ended
December 31, 2008 filed on System for Electronic Document Analysis and
Retrieval and available at http://www.sedar.com and the Company's Annual
Report on Form 40-F for the year ended December 31, 2008 filed with the United
States Securities and Exchange Commission and available at www.edgar.com.

            %CIK: 0001333849

            /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
            (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 16:05e 10-AUG-09